Axos Invest LLC

Statement of Financial Condition

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69507

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axos Invest LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9205 W Russell Rd Suite 400
(No. and Street)

Las Vegas	NV	89148
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Derrick K. Walsh	858-649-2165	dwalsh@axosbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derrick K. Walsh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axos Invest LLC _____, as of December 31 _____, 20 21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ROBIN K. TRIEU
Notary Public - California
San Diego County
Commission # 2246170
My Comm. Expires Jun 16, 2022



Notary Public ___ Robin K. Trieu

Signature: _____ CFO

Title:
Chief Financial Officer _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents

December 31, 2021

	Page
Report of Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Axos Invest LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axos Invest LLC (the "Company") (a limited liability company), as of December 31, 2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axos Invest LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
February 25, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Axos Invest LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	410,192
Due from affiliated companies		13,648
Prepaid expenses		25,291
Securities owned, at fair value		25,000
Tax benefit receivable from Parent		362,902
Total assets	$	837,033

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	27,730
Due to affiliated companies		23,503
Total liabilities		51,233

Member's Equity

		785,800
Total liabilities and member's equity	$	837,033

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business Activity**

    Axos Invest LLC (the "Company") is a limited liability company established in the state of Delaware. On June 3, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Axos Securities LLC (the "Parent"). The Company executes trades for Axos Invest, Inc. ("Affiliate"), a registered investment advisor.

    The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

    Cash
    Cash consists of cash, held at an affiliated financial institution which at times may exceed federally insured limits.

    Securities Transactions and Revenue Recognition
    Transactions in securities and related revenue and expenses are recorded on a trade date basis. Gain and loss on securities owned largely comprise the Company's revenue with income from other sources, such as commissions and interest, comprising a smaller amount.

    Fair Value of Financial Assets
    As of December 31, 2021, the Company owned long equity positions in the amount of $25,000, which are held at the clearing broker. Net realized and unrealized gains or losses on securities owned are reflected on the statement of operations. Securities are carried at fair value.

    Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

    The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Fair Value of Financial Assets (continued)

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's investments at December 31, 2021 comprise publicly traded electronic traded funds (ETFs) with Level 1 inputs. The fair value is determined through quoted prices of identical assets on public stock exchanges (e.g., NYSE, NASDAQ).

Carrying amount is the estimated fair value for cash, receivables, due to affiliated companies and accounts payable.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state tax purposes, not subject to income taxes. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Consolidated tax results are distributed from the Parent as if the Company files on a separate return basis and are calculated utilizing the Parent's tax rate. The Company recorded an income tax benefit receivable from parent of $362,902 at December 31, 2021.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Expense Sharing Agreements**

The Company and its affiliates entered into agreements to share administrative services (the "Expense Sharing Agreements"). In accordance with the Expense Sharing Agreements, the Company reimburses the affiliates, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the affiliates who provide services to the Company, rent expense, and general and administrative expense. Total expenses incurred as a result of the Expense Sharing Agreements totaled approximately $118,000 for the year ended December 31, 2021. As of December 31, 2021, the Company had a payable due to the affiliated companies of $23,503, largely comprised of a payable to the Affiliate for wealth management revenue pass-through.

4.   **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a minimum deposit of $25,000 with its clearing broker.

The Company had no office leases, no underwriting commitments, no equipment leases, and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

The Company continues to closely monitor the developments of and uncertainties caused by the COVID-19 pandemic. In response to the changes in economic and business conditions as a result of the COVID-19 pandemic, the Company continues to take the following actions to support customers, employees, partners and shareholders:

- Actively communicating with customers and partners to assess individual needs;
- Providing secure and efficient remote work options for our team members;
- Reallocating personnel to increase resources for customer service; and
- Limiting business travel.

4.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $380,854, which was $280,854 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.135 to 1.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from SEC rule 15C3-3.

5. **Financial Support**

The Parent company continues to fund the operations of the broker dealer. This allowed the Company to continue its operations. Had additional capitalization not been acquired the Company would not have been able to carry on as a going concern.

6. **Related Party**

The Company passes through or is passed through revenue and expenses with affiliate companies. At December 31, 2021, the Company had an intercompany receivable balance of $13,648 and an intercompany payable balance of $23,503.

7. **Subsequent Events**

None.

Subsequent events have been reviewed through February 25, 2022, the date the financial statements were filed.